February 22, 2017
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington , D.C. 20549
Re:
Sidoti & Company, Inc.
Registration Statement on Form S-1, File No. 333-199557
Request for Withdrawal

Ladies and Gentleman:
The Company hereby applies for withdrawal of the Company's Registration Statement (File No. 333-199557) on Form S-1 submitted to the Securities and Exchange Commission (the "Commission") on October 23, 2014, and amended on December 5, 2014; January 14, 2015; May 4, 2015; June 19, 2015, July 10, 2015, and on August 7, 2015, together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (212) 453-7000 or Christopher J. Barber of Williams Montgomery & John, Ltd., at (312) 443-3277.

Sincerely,
SIDOTI & COMPANY, INC.

By: /s/ Peter Sidoti
Chief Executive Officer
cc: Christopher J. Barber, Williams Montgomery & John, Ltd.